December 27, 2011

VIA EMAIL AND ELECTRONIC TRANSMISSION

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	WuXi PharmaTech (Cayman) Inc. — Form 20-F filed on April 27, 2011 (File No. 001-33623)

Dear Mr. Rosenberg,

On behalf of WuXi PharmaTech (Cayman) Inc. (the “Company”), this letter is being transmitted in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated November 19, 2011 (the “Comment Letter”), with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). For your convenience, the Staff’s comments, which are reproduced in bold type below, are then followed by the Company’s response. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 48

1.	Please provide us proposed revised disclosure to be included in future periodic reports that provides the amount of change in your revenues attributable to price changes, volume changes and new service offerings. Please see Item 303(a)(3)(iii) of Regulation S-K.

The Company respectfully advises the Staff that we are a service company with more than 1,000 customers and operate in two segments: Laboratory Services and Manufacturing Services. The Company has two types of service contracts with its customers under the Laboratory Services segment: fee-for-service (FFS) and full-time-equivalent (FTE). For FFS contracts, the parties negotiate a deliverable (generally test or study reports), a deadline, a price, and a billing schedule. For FTE contracts, the Company designates scientists who work for its customers for agreed-upon periods of time at agreed-upon billing rates. The Manufacturing Services segment, which produces pharmaceutical ingredients for use in preclinical and clinical trials as well as advanced ingredients for one commercial product, operates entirely under FFS contracts.

All of the Company’s FFS contracts under the Laboratory Services segment are highly customized based on the needs of customers, the type of services being provided, and other variables. The project-specific terms are generally negotiated on a project-by-project basis, and therefore each contract is unique and typically not recurring. As such, it would be inappropriate to compare prices between contracts, and it would be impossible to quantify the period-on-period impact to revenue of such changes.

The Company earns the remainder of its revenue from FTE contracts, under which it recognizes revenue for the work of designated scientists upon the passage of time in accordance with established billing rates, which differ by customer and by the scope of projects. Billing rates generally remain stable. The Company does offer price discounts for increased business volumes. Billing rates can also change with changes in a customer’s scope of work. We can quantify the price impact on revenue of FTE billing rate changes, and we will disclose this information in the Company’s Form 20-F for the period ending December 31, 2011 (“2011 20-F”) and clarify the portion of our business to which this price impact relates. The Company can also quantify the revenue contribution it generates for new service offerings under FTE contracts, and we will disclose this information in the Company’s 2011 20-F.

For the Manufacturing Services segment, similar to the FFS offerings under the Laboratory Services segment, most of the contracts are highly customized and non-recurring. However, we do have a contract with one of our major customers for certain pharmaceutical ingredients that have been produced in 2009, 2010, and 2011. The revenue associated with this customer accounted for 6.6% and 30.7% of the total manufacturing services revenue for the years ended December 31, 2009 and 2010, respectively, and 60.5% for the nine months ended September 30, 2011. The increase in revenue contributed by this contract is primarily attributable to changes in volume. The remaining changes in revenue associated with the Manufacturing Services segment are primarily attributable to changes in product mix. New service offerings are not a significant factor in the year-on-year fluctuations.

In response to the Staff’s comment, the Company proposes to disclose this information in its 2011 20-F as below:

Comparison of 2010 and 2011 results

Laboratory Services Segment

Net revenues from our laboratory services segment increased from $294.9 million in 2010 to $X million in 2011, or XX% growth year over year. The increase in net revenues is attributable to $XX million in new service offerings introduced in 2011, partially offset by an average price decline relating to FTE contracts for ongoing service offerings of xx%, or $XX million, with the remaining [increase/decrease] in net revenue attributable to the increase in volume and a change in service mix.

Manufacturing Services Segment

Net revenues from our manufacturing services segment increased from $39.2 million in 2010 to $XX million in 2011, or XX% growth year over year. The increase in net revenues is primarily attributable to the increase in demand and a change in product mix.

Comparison of 2009 and 2010 results

Laboratory Services Segment

Net revenues from our laboratory services segment increased from $249.9 million in 2009 to $294.9 million in 2010, or 17.9% growth year over year. The increase in revenue was attributable to $9.5 million in new service offerings introduced in 2010, partially offset by average price declines relating to FTE contracts of 2%, or $4.9 million, with the remaining increase in net revenue attributable to increased volume and a change in service mix.

Manufacturing Services Segment

Net revenues from our manufacturing services segment increased from $20.1 million in 2009 to $39.2 million in 2010, or 95% growth year over year. The increase in net revenues is primarily attributable an increase in demand, which resulted in higher volume orders and a change in product mix.

2.	Liquidity and Capital Resources, page 58

Please provide us proposed disclosure to be included in future periodic reports that discusses your backlog of contracts and sales lead time. At a minimum, please provide the following information:

•	The contract value of backlog at both December 31, 2009 and 2010, consistent with the requirement in Item 101(c)(1)(viii) of Regulation S-K;

•	A discussion of the changes in project backlog from December 31, 2009 through December 31, 2010 including a rollforward:

•	Adding contract value of new contracts signed during the period;

•	Subtracting contract value of revenue recognized during the period;

•	Subtracting the remaining contract value of contracts terminated during the period; and

•	Other material adjustments.

•	A discussion of significant changes to backlog subsequent to December 31, 2010 through the date of your filing;

•	A discussion highlighting for readers the period over which you anticipate recognizing the revenue associated with this backlog;

•

A discussion highlighting for readers the factors that could cause the backlog not to be recognized as revenue in the future, including project terminations, unsuccessful technical developments, etc., including an indication of the portion of backlog not reasonably expected to be filled within the next fiscal year as stipulated in Item 101(c)(1)(viii) of Regulation S-K;

•	A discussion of your historical experience rates regarding contract backlog not ultimately being recognized as revenues; and

•

Revise your sales and marketing discussion on page 31 to discuss the average lead time you experience from initial client contact to providing a proposal to acceptance of terms and to project initiation.

The Company notes that Item 101(c)(1)(viii) of Regulation S-K states, in part, as follows:

(viii) The dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, and seasonal or other material aspects of the backlog. [Emphasis added]

In assessing the disclosure requirements of this item, together with the Staff’s request for additional information, the Company respectfully advises the Staff that the turnaround time from order placement to fulfillment for both the Laboratory Services segment and the Manufacturing Services segment is short. With respect to laboratory services provided on an FTE basis, the Company enters into orders annually or quarterly. The majority of the backlog at year end is realized within the next quarter’s FTE service revenue. With respect to laboratory services provided on a fee-for-service or project basis and manufacturing services, the duration of most studies and production throughput times are within 3 months.

In assessing the benefits of additional disclosures in response to the Staff’s comment, the Company respectfully notes that it has never discussed total contract values or backlog values in its earnings releases or on its earnings calls. Management does not track, calculate, or use this information in evaluating business trends, nor is this information used in making decisions about performance or resource budgeting. For the reasons set forth above, the Company believes that disclosure of the backlog roll-forward information is not particularly meaningful to an investor’s understanding of the Company’s business.

In response to the Staff’s comments as they relate to backlog information, the Company’s proposed revised disclosure to be included in the Business Overview in future periodic reports is below:

Backlog for our laboratory services segment was $53.0 million as of December 31, 2010, compared to $45.8 million as of December 31, 2009. Backlog for our manufacturing services segment was $25.4 million as of December 31, 2010, compared to $4.7 million as of December 31, 2009. We maintain an order backlog to track anticipated revenue from projects that either have not started but are anticipated to begin in the near future, or are in process and have not been completed. The backlog amounts included herein are determined based on written evidence of a customer’s intention, including signed contracts or letters of intent, and are typically recognized in revenues within one to three months but may be up to one year for certain contracts.

Our aggregate backlog as of any date is not necessarily a meaningful predictor of future result for a variety of reasons, including: projects vary in duration, the scope of projects may change, and while we have not experienced significant deviations historically from amounts included in backlog and the amount ultimately recognized in revenue, there is no assurance that projects included in backlog will not be terminated or delayed at any time by customers or regulatory authorities. We may be unable to realize all or most of the revenue included in backlog.

In response to the Staff’s request for revisions to our Sales and Marketing disclosures, we respectfully note that a significant portion of our revenue was attributable to existing customers, and 60% of 2010 total revenue was contributed by our top 10 customers. We have retained all of our top 10 customers for the last four years, as disclosed under Business Overview related to Customers on page 31 of our 2010 20-F. For existing customers, the average lead time from providing a proposal to initiating the project ranges from one week to six months. Given the stability of our customer base and the large number of projects initiated in any given period, in response to the Staff’s comment the Company respectfully submits that it does not believe a discussion of average lead times would be meaningful for investors.

3. Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

(l) Revenue recognition, page F-15

You disclose that the laboratory services provided on a fee-for-service or project basis are recognized as revenue upon delivery and acceptance of the final product while long-term projects are recognized ratably over the expected term of the project. In a risk factor on page 10 you indicate that your fee-for-service contracts are contingent on successful completion of a project.

•	Please explain to us whether your long-term projects are contingent upon successful completion of a project.

•	If so, please explain to us how recognition prior to completion is appropriate and reference for us the authoritative literature you rely upon to support your accounting.

•

If not, please explain to us what you mean by ratable recognition of revenue. Clarify whether you mean straight-line recognition. In any regard, please demonstrate to us how ratable recognition is consistent with the underlying earnings process and reference for us the authoritative literature you rely upon to support your accounting. In your response, please explain how you are compensated for work performed if the contract is terminated prior to completion.

•

Please provide us proposed revised Operating and Financial Review and Prospects disclosure to be included in future periodic reports that clarifies any difference between fee-for-service/project basis contracts and long-term contracts. Discuss the nature of services provided under each type of contract. Also disclose the length of time, in terms of a general range and typical term, of each type of contract. Disclose how your recognition of revenue is consistent with the underlying earnings process.

The Company respectfully advises the Staff that our long-term FFS projects refer to projects for which performance includes multiple stages of services and that span multiple accounting periods and range from one month to up to one year. Revenue derived from FFS projects is recognized using the proportional-performance method. The Company notes that long-term FFS projects accounted for less than five percent of total revenues in each of 2010 and 2009.

The detailed methodologies, processes, and requirements of such FFS services are pre-defined in the contracts. The responsibility of the Company is limited to strictly following the instructions of our customers. Moreover, once the project is started, project failure or cancellation is very rare based on our historical experience. Our customers own the final intellectual property, and their payment obligation is not contingent upon the successful completion of those studies. The price for each order/contract is clearly broken down into pre-defined performance stages. Billing schedules and payment terms are normally based on billing milestones that are reached over the contract duration, such as, but not limited to, animal arrival, initiation of testing, issuance of preliminary results, and issuance of the final report. The billing schedule in some cases is consistent with the amounts associated with the performance stages and in other cases is on an accelerated basis. In the latter case, the Company records the amounts received in excess of the amounts earned as customer advances. Most contracts are terminable by the customers, either prior to or during a study. These contracts typically require payment to us of a fee to wind down the study, retention of fees earned to date, and, in some cases, payment of a termination fee or some portion of the fees or profit that we could have earned under the contract if it had not been terminated early.

In determining the appropriate accounting for the laboratory services provided pursuant to the FFS contracts, the Company considered the guidance in ASC 605-20-S99-1 (SAB TOPIC 13.A, paragraph 3.f Q2), which states, in part, as follows:

The staff believes that, provided all other revenue recognition criteria are met, service revenue should be recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. [Emphasis added]

In addition, the Company also considered the suggested methods of revenue recognition by FASB in its 1978 Invitation to Comment, Accounting for Certain Service Transactions, as below:

1. Specific Performance Method - Under this method, revenue is recognized when a specific single act is performed.

2. Completed Performance Method - Sometimes a service involves more than a single act but the proportion of the service to be performed in the final act is so significant that the service itself cannot be deemed to have taken place until the final act is performed.

3. Proportional Performance Method - Under this method, revenue is recognized in proportion to the level of service provided on a systematic and rational basis.

4. Collection Method - When there is a significant degree of uncertainty that the proceeds from a service will be collected, revenue is more appropriately recognized upon collection.

Given the nature of the contractual arrangements pursuant to which the FFS services are provided, the Company determined that the most appropriate revenue recognition method to apply is the proportional performance method, using output measures that are specific to the service provided. The Company notes that this method provides for recognition of revenue in a manner that is representative of the substance of the contractual arrangement and the earnings process relative to our obligations to our customer. The Company also advises the Staff that in applying this method, revenue is recognized upon the completion of a project stage by multiplying the total contract value by the assigned output percentage for the completed project stage. The Company determines the output percentage attributable to each stage of a project by analyzing the output measures specifically required. Output measures include dosing performed, specimens prepared, and hours worked.

The Company’s proposed revised disclosure for future periodic reports under the Critical Accounting Policies of Operating and Financial Review and Prospects is below (the proposed change in disclosure has been marked in italics):

We recognize revenue when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery of the product or performance of the service has occurred, and there is reasonable assurance of collection of the sales proceeds. For laboratory services that we provide on a fee-for-service or project basis, we recognize revenues upon finalization of the project terms and delivery and acceptance of the final product, which is generally in the form of a technical laboratory report or small amount of compound. For fee-for-service or project basis services that span multiple accounting periods, we recognize revenue as we perform services and satisfy our contractual obligations, measured on a proportional-performance basis, generally using output measures that are specific to the service being provided. Examples of output measures include dosing performed, specimens prepared, and hours worked. Substantially all of our fee-for-service contracts have durations of less than one year. For laboratory services provided on a full-time-equivalent (“FTE”) basis, the customer pays a fixed rate per FTE, and we recognize revenue as the services are provided. FTE contracts do not require acceptance of fixed deliverables from us by the customer. Manufacturing services involve manufacturing of advanced intermediates and APIs for R&D or commercial use. We recognize revenue from the sale of manufactured products upon delivery and acceptance by the customer when title and risk of loss have been transferred, assuming all other revenue recognition criteria have been met. We record deferred revenues for payments received from the customer prior to product delivery.

4. Note 18: Segment Reporting, page F-42

Please provide us proposed revised disclosure to be included in future periodic reports of your revenues by each service or group of similar services as required by ASC 280-10-50-40. In this regard, the variety of your over a dozen different service offerings as indicated on pages 27-30 appears that some grouping at a lower level than laboratory versus manufacturing services is appropriate.

The Company notes that ASC 280-10-50-40 states, in part, as follows:

A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements.

In response to the Staff’s comment, the Company has determined it is appropriate to revise its disclosure in future filings to disclose the revenues by grouping of similar services, including Discovery Services, Development Services, and U.S. Testing Services under the reportable segment of Laboratory Services. Discovery Services includes synthetic and medicinal chemistry, core analytical services, DMPK/ADME (drug metabolism and pharmacokinetics/absorption, distribution, metabolism, and excretion), and discovery biology. Development Services includes formulation services, analytical development, toxicology, bioanalytical services, and biologics development. U.S. Testing Services are primarily related to medical devices testing and biologics testing. In determining whether the underlying businesses of each group should be aggregated into Discovery Services, Development Services, and U.S. Testing Services, management considered the aggregation criteria of ASC 280-10-50-11, which states:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas (see paragraphs 280-10-55-7A through 55-7C and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36]):

a. The nature of the products and services

b. The nature of the production processes

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

In response to the Staff’s comment, the Company proposes to disclose the following revenue information in its 2011 Form 20-F:

(Dollars in thousands)	2009	2010	2011
Discovery Services	158,496	183,604	xx
Development Services	27,303	35,758	xx
U.S. Testing Services	64,110	75,490	xx
Manufacturing Services	20,110	39,205	xx

The Company also advises the Staff that the Company remains of the position that, pursuant to the guidance in ASC 280-10-50, there are only two reportable segments: Laboratory Services and Manufacturing Services. The determination is based on the Company’s internal reporting to the Company’s chief operating decision maker (“CODM”), which is only comprised of operating results and financial position for Laboratory Services and Manufacturing Services. With this information, the CODM assesses performance and makes decisions regarding resources to be allocated to the segments. The Company consistently presents this segment information throughout the SEC filings and other external information.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the Company’s response, please contact me at the address below, or our U.S. counsel, O’Melveny & Myers LLP, attention: Scott Graziano, at 610 Newport Center Drive, Suite 1700, Newport Beach, California 92660, (949) 823-6920.

Sincerely,

/s/ Edward Hu

Edward Hu

Chief Financial Officer and Chief Operating Officer

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

011-8621-5046-2708